FOR IMMEDIATE RELEASE

November 14, 2007

ADVANTEST CORPORATION

Toshio Maruyama, Representative Board Director, President and CEO

(Stock Code Number: 6857, TSE first section)

(Ticker Symbol: ATE, NYSE)

CONTACT:

Hiroshi Nakamura

Executive Officer & Senior Vice President, Financial Group

Phone: +81-(0)3-3214-7500

Notice with Respect to Repurchase of Shares on the Market

and Completion of Repurchase

(Pursuant to the Articles of Incorporation in accordance with

Article 459, Paragraph 1 of the Company Law)

Tokyo –November 14, 2007 – Advantest Corporation (the “Company”) announced that the Company has repurchased shares on the market pursuant to the Articles of Incorporation in accordance with Article 459, Paragraph 1 of the Company Law under the terms set forth below, and has thereby completed the repurchase resolved at the meeting of its Board of Directors on October 26, 2007.

1. Period for share repurchase	From October 31, 2007 to November 13, 2007
2. Aggregate number of shares repurchased	5,500,000 shares
3. Aggregate price of shares repurchased	17,440,565,500 yen
4. Method of repurchase	Purchase on the market through the Tokyo Stock Exchange

(For Reference)

Contents of the resolution at the meeting of the Board of Directors on October 26, 2007

(1) Class of shares to be repurchased	Common stock
(2) Aggregate number of shares to be repurchased	Not exceeding 5.5 million shares (2.8% of total outstanding shares including treasury stock)
(3) Aggregate price of shares to be repurchased	Not exceeding 20 billion yen
(4) Period for share repurchase	From October 29, 2007 to December 28, 2007